Via EDGAR

July 18, 2012

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	MEDL Mobile Holdings, Inc. Registration Statement on Form S-1 Filed April 26, 2012 File Number 333-180983 Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 333-1666734

Dear Mr. Shuman:

This letter on behalf of MEDL Mobile Holdings, Inc., a Nevada corporation (the “Company”), relates to the above-referenced filings  and is filed together with the Company’s Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 originally filed April 26, 2012 (the “Registration Statement”).

This letter and the Amendment responds to comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in your letter dated May 23, 2012 (the “Comment Letter”).  In addition, supplemental disclosure requested by the Staff accompanies this letter.

For your convenience, the below responses correspond to the numbered comments in the Comment Letter.

Registration Statement on Form S-1

General

1.	Please update your financial statements and related disclosure. See Rule 8-08 of Regulation S-X.

The Company has updated its financial statements and related disclosure to include in the Amendment all financial statements required for the quarter ended March 31, 2012 pursuant to Rule 8-08 of Regulation S-X.

Prospectus Summary

About Us, page 1

2.	Please provide us with qualitative or quantitative support for your statements in the second and third paragraphs of this section and the corresponding disclosure on page 11.

The Company is proving support supplementally for the following:

•	“We have built a system for developing Apps that consistently tops the charts around the globe - with several Apps reaching as high as #1 on the App Store.”
•	“To date, we developed nearly 150 Apps for iPhone, iTouch, iPad and Android.”
•
“MEDL and MEDL Apps have been featured on CNBC, BBC, ABC, CBS, NBC, CNN, in the pages of Esquire, Fast Company, The New York Times, The LA Times, The Chicago Tribune, The Orange County Register, The Washington Post and The Guardian; and by top sites such as Mashable, Macworld and Gizmodo.”

Risk Factors, page 2

3.
We note that you have not registered a class of securities under Section 12 of the Exchange Act, and that it appears that you do not currently plan to register a class of securities under Section 12.  Please include a risk factor that briefly explains how Section 15 reporting obligations vary from the reporting obligations for Section 12 registrants.

The Company has included risk factors to explain how Section 15 reporting generally vary from the reporting obligations imposed by Section 12 of the Exchange Act.

4.
It appears likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering.  As such, it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective.  Please include a risk factor that explains the associated risks to potential investors.

The Company has included risk factors to explain when Section 15 reporting may be suspended.

5.
Several of your risk factors present risks that could apply to any issuer or any offering.  Please explain how the risk specifically affects you or the securities being offered.  See Item 503(c) of Regulation S-K.

The Company has updated several risk factors to clarify how these apply specifically to the Company. In particular, the following risk factors have been updated or added:

•	“Our mobile Apps and custom development services are based on new and unproved technologies and are subject to the risks inherent in the development of new products and services.”
•	“If we are unable to maintain a good relationship with the markets where our Apps are distributed, our business will suffer.”
•	“The mobile application industry is subject to rapid technological change and, to compete, we must continually enhance our mobile Apps and custom development services.”
•	“We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.”
•	“Major network failures could have an adverse effect on our business.”
•	“Defects in our mobile Apps and the technology powering our custom development services may adversely affect our business.”
•	“Concerns about health risks associated with wireless equipment may reduce the demand for our services.”
•	“If third parties claim that we infringe their intellectual property, it may result in costly litigation.”
•	“We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position.”
•
“We may become subject to government regulation and legal uncertainties that could reduce demand for our products and services or increase the cost of doing business, thereby adversely affecting our financial results.”

•	“Failure to comply with federal and state privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.”
•	“Our business will suffer if we are unable to successfully integrate acquired companies into our business or otherwise manage the growth associated with multiple acquisitions.”

Selling Stockholders , page 8

6.
We note your disclosure in footnote 1 and the contractual restriction that prohibits the selling stockholder from owning more than 9.9% of your outstanding shares of common stock within the next 60 days.  It appears that you should revise the “Beneficial Ownership Prior to the Offering” column to disclose the number of shares and shares underlying warrants that the selling stockholder beneficially owns, i.e., the number of shares of common stock and shares of common stock underlying warrants that does not exceed 9.9% of your outstanding common stock.  In addition, please revise footnote 1 to disclose the number of shares underlying warrants excluded from the column due to the contractual restriction.  Please make a similar revision to footnote 5 to the beneficial ownership table on page 21.

The Company has revised the “Beneficial Ownership Prior to the Offering” column to disclose the number of shares and shares underlying warrants that the selling stockholder beneficially owns and has revised footnote 1 to disclose the number of shares underlying warrants excluded from the column due to the contractual restriction. Corresponding changes have been made to footnote 5 to “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” on page 29.

7.
Please revise footnote 2 to disclose Alpha Capital Anstalt’s percentage of beneficial ownership without the 9.9% ownership restriction.  Please make a similar revision to footnote 5 to the beneficial ownership table on page 21.

The Company has revised footnote 2 to disclose Alpha Capital Anstalt’s percentage of beneficial ownership without the 9.9% ownership restriction. Corresponding changes have been made to footnote 5 to “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” on page 29.

Description of Business

Industry Background and Trends, page 11

8.
Please provide us with the relevant portions of the industry research reports you cite.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.  Also, please tell us whether any of the reports were prepared for you.  If any of the reports have been prepared specifically for this filing, please file a consent from the party.

The Company has revised its descriptions of industry research and is providing supplementally copies of the industry analysis cited upon which the Company relied. The Company confirms that such analysis was not prepared for the Company.

Custom Development, page 11

9.
Please provide support for your statements that you are known for “quality” strategic mobile development and leverage your “deep marketing and advertising experience,” revise to state that they are your beliefs, or delete.

The Company has revised these statements to state they are beliefs.

Advertising and Sponsorship, page 12

10.	Please explain “App takeover” sponsorships.

“App takeover” sponsorships is a process by which the Company allows a third party to "take over" a mobile application with deeply embedded branding and marketing. The Company has supplemented its disclosure in the Amendment to clarify what “App takeover” means.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

11.
It is unclear how the adoption of recently issued, but not yet effective, accounting standards impacts your critical accounting policy disclosure requirements.  Please explain.  Alternatively, please tell us how you considered the interpretive guidance in Section V of SEC Release 33-8350.  In this regard, your critical accounting policy discussion should describe how estimates and related assumptions were derived for your current accounting policies, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future.  You should also provide quantitative as well as qualitative information when information is reasonably available.  Tell us why you believe your accounting policies for revenue recognition, accounts receivable, income taxes, and goodwill and other intangible assets would not be considered critical accounting policies of the company.  Please explain further how you intend to comply with this guidance.

The Company has included a discussion of critical accounting policies including estimates and related assumptions in the Amendment.

Results of Operation

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 14

12.
Please include a more detailed discussion of your financial condition, changes in financial condition and results of operations.  For example, provide a more detailed discussion of your 176% increase in revenue.  In addition, identify any known trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, and/or results of operations.  For example, do you anticipate that expenses will continue to increase at the same rate as during the prior year, and will the amount of funds used in upcoming periods vary significantly from recent periods, and if so, by how much?  See Item 303(a) of Regulation S-K.

The Company has included in the Amendment more detailed discussion of the Company’s financial condition, changes in financial condition and results of operation. Due to the unpredictable nature of market demands, the Company cannot accurately predict revenues from quarter to quarter. In addition it has not identified any known trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on the Company’s liquidity, capital resources, and/or results of operations.

Liquidity and Capital Resources, page 15

13.
You state on page 16 that your net revenues and proceeds from the March 2012 unregistered offering are currently sufficient to fund your operating expenses.  Please confirm, if true, and revise to clearly state whether your cash resources will be sufficient to fund your operating needs for the next twelve months.  Refer to FRC 501.03(a).

The Amendment includes a revision to clearly state that cash resources are expected to be sufficient to fund operating needs for the next twelve months.

Executive Compensation

Summary Compensation Table, page 18

14.	Please provide a narrative description of the options awarded to your named executive officers in 2011. See Item 402(o) of Regulation S-K. In addition, explain how you valued the option awards.

The Amendment includes a narrative description of the options awarded to the Company’s named executive officers in 2011. The options were valued using the Black-Scholes option pricing model.

Security Ownership of Certain Beneficial Owners and Management, page 20

15.
We note that Mr. Maltin has disclaimed beneficial ownership of 399,989 shares in footnote 2 to the beneficial ownership table.  You also disclose that Mr. Maltin may direct voting of these shares.  Beneficial ownership includes voting power and/or investment power.  See Exchange Act Rule 13d-3(a) and Instruction 2 to Item 403 of Regulation S-K.  Thus, Mr. Maltin appears to be the beneficial owner of the 399,989 shares.  Please revise the beneficial ownership table on page 20 to attribute the additional 399,989 shares to Mr. Maltin and revise footnote 2.

The 399,989 shares referenced above have been sold. The Amendment has been revised accordingly to reflect the reduction in the number of Shares Beneficially Owned and Percentage Beneficially Owned.

16.
Please revise footnote 5 to the beneficial ownership table to disclose that Konrad Ackerman has voting and/or investment power over the shares beneficially owned by Alpha Capital Anstalt.  See Item 403(a) of Regulation S-K.

The Company has revised footnote 5 to the beneficial ownership table accordingly.

Recent Sales of Unregistered Securities, page 40

17.
On page 41, you discuss your February 28, 2012 unregistered issuance of shares to acquire Inedible Software, LLC.  Please briefly state the facts relied upon to make the referenced exemption available.  See Item 701(d) of Regulation S-K.

The Amendment includes the facts relied upon to make the referenced exemption available.

Exhibits, page 42

18.
It appears that you do not plan to file your consulting agreement with Mr. Caceres as an exhibit.  Please file this agreement as an exhibit, or explain why Item 601(b)(10) of Regulation S-K is inapplicable.

The consulting agreement has been filed as Exhibit 10.1.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 31

19.
We note that 93% of your revenues are earned from the custom development of apps for customers.  Please tell us how the accounting for revenues received from these arrangements is reflected in your current policy disclosures.  To the extent you use contract accounting for these arrangements, tell us whether you more frequently apply percentage of completion or completed contract accounting to such arrangements and describe further your application of the applicable guidance.  In addition, explain further your discussion of revenue recognition upon receipt of a 50% up-front deposit and further recognition based on the receipt of subsequent payments.  Tell us to which of your arrangements you apply this guidance and please cite the specific guidance you rely upon in accounting for such arrangements.

On July 13, 2012, the Company filed Amendment No. 2 to its Quarterly Report on Form 10-Q for the three months ended March 31, 2012 (“Amendment No. 2”) which, among other things, updated the Company’s disclosure with respect to revenue recognition. The following is the revenue recognition disclosure set forth in Note 2 of Amendment No. 2 which the Company believes is responsive to comment no. 19.

“The Company’s main source of revenue is from the development of custom applications or “Apps” for customers. The Company uses a hybrid method for recognizing revenue that includes elements from both ASC 985-605, Software Revenue Recognition and ASC 605-35, Construction-Type and Production-Type Contracts.

The Company recognizes revenues in accordance with ASC 985-605 when persuasive evidence of an agreement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectability is probable. Nonrecurring revenues related to perpetual license sale with multiple elements are recognized in accordance with the guidance on software revenue recognition.

When the arrangement with a customer includes significant production, modification, or customization of the software, the Company recognizes the related revenue using the percentage-of-completion method in accordance with the accounting guidance and certain production-type contracts contained in ASC 605-35.  The Company uses the percentage of completion method provided all of the following conditions exist:

•
the contract includes provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged and the manner and terms of settlement;

•	the customer can be expected to satisfy its obligations under the contract;
•	the Company can be expected to perform its contractual obligations; and
•	reliable estimates of progress towards completion can be made.

The Company measures completion based on achieving milestones detailed in the agreements with the customers. Costs of providing services, including services accounted for in accordance with ASC 605-35, are expensed as incurred.

The following is an example of how revenue is recognized involving an arrangement with a customer that includes significant production, modification, or customization of the software: a typical project will require between 50-100 working days from beginning to end.  On average 25-50 cumulative working days are expended prior to the start of development and this work typically includes, design, storyboards, and architecture. Prior to developing the App, hard costs are incurred as a number of variables are taken into account for preparation.  Those often include the following:

•	understanding the client's business situation and environment, including their competitive landscape;
•	researching and establishing the goals of the App;
•	understanding and researching the target and potential App use cases;
•	developing a monetization strategy;
•	determining functionality and articulating the functionality through a storyboard and functional specification document; and
•	determining the resources and timeline needed to complete the final work product.

Therefore, since significant work has been undertaken by the Company, the Company typically receives a non-refundable deposit of up to fifty (50%) percent of the proposed project contract at the time that the contract is signed or soon thereafter. The revenue is recognized at this point in time. Another twenty five (25%) percent of the contract is typically billable per stated terms of the contract and revenue is recognized at that time, typically upon release of beta version of the App. Upon completion of the App to the client typically the remaining twenty five (25%) percent is billed to the client and recognized as revenue to the Company.

The Company also generates revenue from the sale of Apps through the Apple store and other App marketplaces. This revenue is recognized in the period the App is sold to the end user on an accrual basis.”

Note 8. Subsequent Events, page 39

20.
We note you acquired Inedible Software, LLC on February 28, 2012 and according to the disclosures in Note 7 of your March 31, 2012 Form 10-Q, you valued this transaction based on the guidance in ASC 805-50-30-2.  Please explain further why you applied the guidance for an asset acquisition versus using the guidance in ASC 805-30-30-7 for the acquisition of a business when accounting for this transaction.  Tell us how you considered the guidance in paragraphs 55-4 through 55-9 of ASC 805-10 in determining whether this transaction qualifies as a purchase of a business for accounting purposes.  In addition, tell us how you considered the guidance in Rule 11-01(d) of Regulation S-X in determining whether this transaction qualifies as a purchase of a business for reporting purposes and address how you concluded that financial information pursuant to Rule 8-04 and Rule 8-05 of Regulation S-X is not required.  Please provide detailed explanations to support your conclusions for both accounting and reporting purposes.  Also, please explain further how you determined the value of this acquisition.  In this regard, based on the $1.01 trading price of your common stock at February 28, 2012, it appears this transaction should be valued at approximately $447,000 regardless of whether you account for this as the purchase of an asset or the acquisition of a business.

On February 28, 2012, the Company acquired Inedible Software, LLC (“Inedible Software”), a developer of mobile applications and related mobile app technologies. The purchase consideration paid included 442,542 shares of common stock of the Company to the sellers, half of which are being held in escrow for one year to secure against any claims of indemnification.

Inedible Software’s customer list was the principal asset. Inedible Software’s App relationship to the Apple Store is traced by Apple via entity identification i.e., the accounting function is provided under an Indedible Software  name or customer ID.  Upon the advice of Apple, when structuring the acquisition, the accounting function had to maintain a relationship to Inedible Software inasmuch as had the customer list been acquired independent of the entity, and recorded as subsequently owned by the Company through an asset sale, the accounting and business records would have been lost or not been able to be available to the Company due to the limitations of Apple.  A successor assignment is not capable of being effected to achieve the same accounting results.  There was never any intent to acquire an ongoing business and no ongoing business was acquired.  For example, the Company may find it desirable to account for marketing new Apps that were not produced by Inedible Software, which would have been impossible under a different acquisition structure.  Therefore, the entity was preserved merely as a convenient means to establish for the Company a conduit to Apple for future potential.  No employees of Inedible Software were acquired for the transaction.

The Company accounted for the value under ASC 805-50-30-2, Business Combinations. In review of the definition of a “business” in ASC 805-10-55-4 through ASC 805-10- 55-9, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

(i)
Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees;

(ii)
Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs; and

(iii)
Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

The following are reasons for the Company’s decision to value the transaction based on the guidance in ASC 805-50-30-2:

(i)
Input. The shareholders of Inedible Software were also the two founders and only employees, and they did not continue their employment with the Company.  A customer list was acquired, most of which was derived from free downloads of applications.  Beyond the customer list which is not a significant resource, no new economic resource was received upon acquisition.

(ii)
Process. At the time of acquisition, Inedible Software had no ongoing operations. No new applications were developed or being sold at the time of acquisition. No unique process or production techniques were acquired.

(iii)	Output. There was no output at the time of acquisition since Inedible Software has no significant input (economic resource) or process (operations).

Accordingly, the above demonstrates that Inedible Software was not an ongoing business with inputs, processes, and outputs. Based on above, the acquisition of Inedible Software falls under ASC 805-50-30-2 and was accounted for as such.

The Company considered Rule 11-01(d) of Regulation S-X. Rule 11-01(d) provides in relevant part that “[f]or purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations”.  As indicated above, Inedible Software had no ongoing operations that continued after the acquisition date and therefore the Company believes that Inedible Software is not considered a business for the reporting purposes of Rule 11-01(d).

Disclosure of prior financial information is not relevant to an understanding of the transaction; in fact the Company believes that to include any financial information related to the prior business conducted by the owners of Inedible Software would be materially misleading to investors, and as noted above, the Company believes there is no relevance to its business other than as relates to the accounting with Apple.  Therefore, the Company does not consider Rule 8-04 and 8-05 of Regulation S-X to be applicable, since no continuing business was acquired.

The Company accounted for the value under ASC 805-50-30-2 Business Combinations whereby if the consideration is not in the form of cash, the measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and thus more reliably measurable. The Company deemed that the fair value of the shares issued amounted to $221,271(442,542 x $0.50 per share) is more clearly evident and more reliable measurement basis as discussed below.

The Company valued the stock at a discounted price of $0.50 cents per share for the following reasons:

(i)
The Company’s stock is thinly traded resulting in wide ranging fluctuation in its stock price that do not fairly represent the fair market value of the stock. For example, during the period January 2, 2012 through February 29, 2012, on average there were less than 5,000 shares traded per day and on May 21, 2012 the stock traded as low as $0.30 and during March 2012 the company sold shares in a private placement for under $0.50 per share.  Any attempt to offer or sell 442,542 shares in a large block, or in a short period, would result in further reduction in the price below the recent trade prices preceding the transaction date.  At the average of 5,000 shares per day, it would require over 88 days of constant selling to liquidate what the Company believes would represent constant downward pressure on the stock value making the actual trading prices not accurate indicators of value.

(ii)	The stock is subject to Rule 144 transfer restrictions and half of the shares are being held in escrow.

(iii)
This discounted share price is supported by the recent sales price of restricted shares in a private placement in March 2012 for less than $0.50 per share (i.e., each unit sold consisted of three shares of common stock plus a warrant exercisable at $0.90 per share, for a total purchase price of $1.50 per unit).

21.
We note that the warrant issued in conjunction with the March 2012 Unit sale contains a full ratchet anti-dilution provision.  Please tell us how you classified this warrant in the March 31, 2012 consolidated balance sheet and explain further how you determined the appropriate classification for this warrant.  In your response, please address how you considered the guidance in ASC 815-40-15 and specifically the guidance in Example 9 of ASC 815-40-55-33 and 34 in your accounting for this warrant.

The Company initially recorded the warrants upon issuance as a charge to warrant expense of $1,002,200, however, upon subsequent analysis of the warrant, the Company has determined that the provisions of the warrant require classification as a liability.  The terms of the March 2012 warrants are similar to example 9 of ASC 815-40-55-33 and 34 referenced in the staff comment.  Per ASC 815-40-15, paragraph 7D, an instrument's strike price used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control.  The strike price of the warrants in question cannot be considered fixed due to the anti-dilution provision within the Company's warrant issuance. Neither the occurrence of a sale of common stock by the Company at market nor a sale of an equity-linked financial instrument, if the transaction was priced at market, are inputs to the fair value of a fixed-for-fixed option on equity shares.  Based on these facts, the warrants in question cannot be considered indexed to an entity's own stock, thus requiring liability classification at issuance and subsequent mark-to-market adjustments.  The Company has amended its Form 10-Q for the period ended March 31, 2012 to properly reflect the warrant as a derivative liability at issuance.  The Company will record mark-to-market adjustments to reflect the derivatives at each balance sheet date.

Form 10-K for Fiscal Year Ended December 31, 2011

General

22.	To the extent any of the prior comments impact the accounting and/or disclosure included in your periodic filings, please tell us whether you intend to revise your disclosure in such filings.

The Company has filed an amendment to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 to reflect the revised accounting treatment of the warrants as described in the response to comment 21 as well as to amend certain disclosures in the Notes to the Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 33

23.
You state that due to limited resources and the short period of time since becoming a public company, you have not been able to conduct an assessment of MEDL’s internal control over financial reporting for 2011.  Please tell us how you considered specifically addressing the effect the reverse merger transaction had on management’s ability to conduct an evaluation of your internal controls and discussing the scope of the assessment if one were to be conducted.  For guidance, refer to Question 215.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Regulation S-K, available at:

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

On June 24, 2011, the Company completed a share exchange with MEDL Mobile, Inc. (“MEDL”), a California corporation, which became a wholly owned subsidiary of the Company as a result. Prior to the share exchange, MEDL was a private, non-reporting company and was not subject to Exchange Act, particularly the requirement to provide management’s assessment of internal control over financial reporting as required by Item 308(a) of Regulation S-K.  Accordingly, no such report had been prepared by MEDL’s management for the year ended December 31, 2011.

For the entire fiscal year of 2011 and until the share exchange with MEDL, the registrant was a “shell” company with nominal operations.  Even though the Company was reporting under the Exchange Act, its assets, liabilities and operations materially changed when the share exchange was consummated on June 24, 2011.

Due to the relatively short interval between the June 24, 2011 and December 31, 2011, it was not possible for management to undertake a meaningful assessment of internal control over financial reporting. Among the reasons include the transition to a public company reporting regime and limited accounting staff.  Therefore, it was unable to undertake such an assessment in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.  Accordingly, for the foregoing reasons, the Company excluded management’s assessment of internal control over financial reporting consistent with the guidance set forth in Section 215.02 of the SEC’s Compliance and Disclosure Interpretations for Regulation S-K.

Signatures, page 40

24.
Mr. Caceres solely signed your annual report for the company and not on behalf of the company in his individual capacity as principal financial and accounting officer.  See paragraph 2(a) of General Instruction D to Form 10-K.  In addition, although Mr. Maltin signed your annual report on behalf of the company in his individual capacity as a director, he did not disclose that he is your principal executive officer.  See paragraph 2(b) of General Instruction D to Form 10-K.  Please address this comment in future annual reports on Form 10-K.

The Company undertakes to provide for the appropriate disclosures in future filings under the Exchange Act.

We confirm that the Company acknowledges that:

•           should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please direct such to me at 212-981-6766 or in my absence to Gary Emmanuel at (646) 810-0601.

Very truly yours,

/s/ Harvey Kesner

Harvey Kesner

cc:           Mr. Andrew Maltin